Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Gateway Strategic Acquisitions Co. on Form S-1 of our report dated February 19, 2021, except Note 8 — Subsequent Events, as to which the date is March 23, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Gateway Strategic Acquisitions Co. as of February 11, 2021 and for the period from February 5, 2021 (inception) through February 11, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Chicago, IL

March 23, 2021